UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Peabody Energy Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

704551100
(CUSIP Number)

Adam Schreck Discovery Capital Management, LLC 20 Marshall Street, Suite 310 South Norwalk, Connecticut 06854 Telephone Number (203) 956-7953
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	704551100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Discovery Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

21,918,310

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

21,918,310

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,918,310*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%

14.	TYPE OF REPORTING PERSON

IA

* The Reporting Person's previous Schedule 13D filing reported 28,108,316 shares beneficially owned by the Reporting Person. Because fractional shares upon exercise of the Warrants were not issued pursuant to the Warrant Agreement, the number of shares beneficially owned by the Reporting Person as of the date of the previous Schedule 13D filing was 28,108,310.

CUSIP No.	704551100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Robert K. Citrone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

21,918,310

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

21,918,310

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,918,310*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.5%

14.	TYPE OF REPORTING PERSON

IN

* The Reporting Person's previous Schedule 13D filing reported 28,108,316 shares beneficially owned by the Reporting Person. Because fractional shares upon exercise of the Warrants were not issued pursuant to the Warrant Agreement, the number of shares beneficially owned by the Reporting Person as of the date of the previous Schedule 13D filing was 28,108,310.

CUSIP No.	704551100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Discovery Global Opportunity Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

8,707,776

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

8,707,776

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,707,776*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.	TYPE OF REPORTING PERSON

PN

* The Reporting Person's previous Schedule 13D filing reported 13,045,282 shares beneficially owned by the Reporting Person. Because fractional shares upon exercise of the Warrants were not issued pursuant to the Warrant Agreement, the number of shares beneficially owned by the Reporting Person as of the date of the previous Schedule 13D filing was 13,045,280.

CUSIP No.	704551100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Discovery Global Focus Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,788,876

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,788,876

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,788,876*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14.	TYPE OF REPORTING PERSON

CO

 * The Reporting Person's previous Schedule 13D filing reported 6,641,374 shares beneficially owned by the Reporting Person. Because fractional shares upon exercise of the Warrants were not issued pursuant to the Warrant Agreement, the number of shares beneficially owned by the Reporting Person as of the date of the previous Schedule 13D filing was 6,641,372.

CUSIP No.	704551100

Item 1.	Security and Issuer.

The name of the issuer is Peabody Energy Corporation, a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 701 Market Street, St. Louis, Missouri 63101-1826.  This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Discovery Capital Management, LLC, a Connecticut limited liability company ("Discovery"), (ii) Robert K. Citrone, a United States citizen, (iii) Discovery Global Opportunity Partners, LP, a Delaware limited partnership ("DGOP"), and (iv) Discovery Global Focus Master Fund, Ltd., a Cayman Islands exempted company ("DGF" and collectively with Discovery, Mr. Citrone and DGOP, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 20 Marshall Street, Suite 310, South Norwalk, Connecticut 06854.

(c)
Robert K. Citrone is the managing member of Discovery.  Discovery is the general partner of DGOP and the investment manager of DGF.  Each of DGOP and DGF is a private investment fund.  The principal business of the Discovery is serving as an investment adviser to its clients.

(d), (e)
During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The Reporting Persons disclaim membership in a group.  See Item 4 below.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 3, 2017, the Reporting Persons acquired the Shares in connection with the Debtors' Second Amended Joint Plan of Reorganization of Debtors and Debtors in Possession as revised March 15, 2017.  The funds for the purchase of the instruments that resulted in the issuance of the Shares came from the working capital of DGOP and DGF and Discovery's other clients, over which Discovery and Mr. Citrone, through their roles described above in Item 2(c), exercise investment discretion.  No borrowed funds were used to purchase such interests, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment.  The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction involving the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares of the Issuer ceasing to be delisted from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (h) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes.  The Reporting Persons have disposed of the maximum number of shares currently allowable in public transactions pursuant to Rule 144 of the Securities Act of 1933.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Discovery and Mr. Citrone may be deemed to be the beneficial owners of 21,918,310 Shares, constituting 22.5% of the Shares; (ii) DGOP may be deemed to be the beneficial owners of 8,707,776 Shares, constituting 8.9% of the Shares; and (iii) DGF may be deemed to be the beneficial owners of 4,788,876 Shares, constituting 4.9% of the Shares.  The percentages in the prior sentence are based upon 97,552,319 Shares outstanding.

Discovery has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,918,310 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 21,918,310 Shares.

Robert K. Citrone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 21,918,310 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 21,918,310 Shares.

DGOP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 8,707,776 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 8,707,776 Shares.

DGF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 4,788,876 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 4,788,876 Shares.

The transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B.  All such transactions were carried out in open market transactions.

All of the securities reported in this Schedule 13D are owned by advisory clients of Discovery.  Other than DGOP and DGF, no such client is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities in an amount equal to more than five percent of the class.

As of May 4, 2017, DGF ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock, $0.01 par value and, accordingly, this is the last Schedule 13D filing for DGF.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 8, 2017
(Date)

Discovery Capital Management, LLC* By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Managing Member
(Name/Title)

Discovery Global Opportunity Partners, LP* By: Discovery Capital Management, LLC, Its general partner By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Managing Member
(Name/Title)

Discovery Global Focus Master Fund, Ltd.* By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Director
(Name/Title)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D Amendment, dated May 8, 2017, relating to the Common Stock, $0.01 par value of Peabody Energy Corporation shall be filed on behalf of the undersigned.

May 8, 2017
(Date)

Discovery Capital Management, LLC* By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Managing Member
(Name/Title)

Discovery Global Opportunity Partners, LP* By: Discovery Capital Management, LLC, Its general partner By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Managing Member
(Name/Title)

Discovery Global Focus Master Fund, Ltd.* By: /s/ Robert K. Citrone
(Signature)

Robert K. Citrone, Director
(Name/Title)

Exhibit B

Schedule of Transactions in Shares

Transactions by Discovery Global Opportunity Partners, LP

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

5/4/2017	Common Stock, $0.01 par value		4,337,504	23.09

Transactions by Discovery Global Focus Master Fund, Ltd.

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

5/4/2017	Common Stock, $0.01 par value		1,852,496	23.09